SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 03, 2006

1. DATE, TIME AND PLACE: May 03, 2006, at 10:00 p.m., on Av. Roque Petroni Junior, 1464, 6º andar, São Paulo – SP.

2. CHAIRMANSHIP OF THE MEETING: Fernando Xavier Ferreira – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, which represent a quorum under the terms of the Articles of Incorporation.

4. AGENDA AND RESOLUTIONS:

4.1. Review of the proposal of increase in the capital stock for capitalization of tax benefits arising out of corporate restructuring: The proposal for capitalization of the tax benefit arising out of the corporate restructuring process, already evaluated by the Company’s Audit Committee, has been reviewed and approved. The amortization of the premium arising out of these corporate restructuring processes resulted, as of December 31, 2005, in an accrued tax benefit of one hundred and ninety-three million, eight hundred and thirty-seven thousand, four hundred and forty-four reais and six cents (R$193,837,444.06), as well as four hundred and thirty-nine thousand, nine hundred and thirty-seven reais and seventy-five cents (R$439,937.75), corresponding to remaining balances of previous fiscal years, amounting to a total of one hundred and ninety-four million, two hundred and seventy-seven thousand, three hundred and eighty-one reais and eighty-one cents (R$194,277,381.81), convertible into capital, representing a credit to the controlling shareholders, to be used for the increase of the capital stock of the company from six billion, one hundred fifty-three million, five hundred and six thousand, nine hundred fifty-two reais and seventy-three cents (R$ 6,153,506,952.73) to six billion, three hundred forty-seven million, seven hundred eighty-four thousand, three hundred thirty-four reais and fifty-four cents (R$6,347,784,334.54), upon issuance of fifteen million, seven hundred and five thousand, five hundred and twenty-eight (15,705,528) new common shares, with due regard to the preemptive right set forth in article 171 of Law no. 6404/76, provided that the funds arising out of eventual exercises of the preemptive right shall be proportionally credited to the companies that are part of the control block of Vivo and that hold these credits convertible into capital, as indicated below:

Controlling Shareholder	Amount of Tax Benefit to be converted into Capital
Portelcom Participações Ltda.	108,553,089.76
Sudestecel Participações Ltda.	49,742,897.00
Tagilo Participações Ltda.	11,013,775.84
TBS Celular Participações Ltda.	24,967,619.21
Total	194,277,381.81

Total Amount of Share Subscription and Increase of Capital: One hundred and ninety-four million, two hundred and seventy-seven thousand, three hundred and eighty-one reais and eighty-one cents (R$194,277,381.81).
Number and Type of Shares to be Issued: Fifteen million, seven hundred and five thousand, five hundred and twenty-eight (15,705,528) common shares, with no face value, in book-entry form.
Issue Price: Twelve reais and thirty-seven cents (R$12.37) per common share. The issue price for the common shares corresponds to 100% of the weighted average of the prices in the main market of the 15 trading sessions of Bovespa (São Paulo Stock Exchange) held from April 7, 2005 to and including May 2, 2006.
Dividends: The issued shares, after homologation of the respective capital increase by the Board of Directors, shall be entitled to full dividends as may be declared by Vivo.
Term for Exercise of the Preemptive Right: Beginning: May 8, 2006, End: June 6, 2006.
Preemptive Right Ratio: In order to ascertain the number of shares a shareholder will be entitled to subscribe, he/she should multiply the number of shares owned by him/her on May 5, 2006, for the following rates:
Type of shares owned                                Rate                        Type to be Subscribed
          Common                                     0.011010511                                   Common
          Preferred                                     0.011010511                                   Common
Payment Terms: Cash, upon subscription.
Eligibility for Subscription: Shareholders having acquired their shares up to May 5, 2006 will be eligible to subscribe shares. Shares acquired after May 8, 2006 will be ex-preemptive right to the assignee. Holders of ADR’s: The new shares shall not be registered under the Securities Act of 1933 and may not be offered or sold in the United States or to North-American persons. Shareholders wishing to trade their preemptive rights may do so in the period from May 8, 2006 until May 30, 2006, and those shareholders whose shares are kept in custody with Banco ABN Amro Real should either request to such institution the respective certificate of assignment of rights, which shall be issued by ABN Amro Real, or instruct a securities dealer to be selected by him/her to directly trade the shares at the stock exchanges. Once the certificate of assignment of rights is issued, under the terms provided for in the preceding item, and in case of actual disposal of the relevant shares, the corresponding statement on the reverse side of the certificate of assignment of rights will be required, with the signature of the assignor duly attested by a notary public.
Non-Exercised Rights: There will be no non-exercised preemptive rights.

5. CLOSING OF THE MEETING: Since there was no other business to be transacted, the meeting was closed, and these minutes were drawn-up, which after having been read and approved were signed by the Directors who attended the meeting and the Secretary, and following transcribed in the proper book.

Signatures: Fernando Xavier Ferreira – Chairman of the Meeting and Chairman of the Board of Directors; Felix Pablo Ivorra Cano; Shakhaf Wine; Luiz Kaufmann, Antonio Gonçalves de Oliveira and Henri Philippe Reichstul – Directors; Luis Paulo Reis Cocco – Director represented by Mr. Shakhaf Wine; Ignácio Aller Mallo – Director represented by Mr. Felix Pablo Ivorra Cano; Breno Rodrigo Pacheco de Oliveira – General Secretary.

I hereby certify that this is a faithful copy of the original minutes which were drawn-up in the proper Book.

Breno Rodrigo Pacheco de Oliveira
General Secretary, OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.